CRUCELL AND DSM ANNOUNCE PER.C6(R) LICENSING AGREEMENT WITH MORPHOSYS FOR ANTIBODY PRODUCTION

LEIDEN/SITTARD, THE NETHERLANDS, SEPTEMBER 8, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) AND ALLIED CONTRACT MANUFACTURER DSM BIOLOGICS ANNOUNCED TODAY THAT CRUCELL HAS SIGNED A PER.C6(R) RESEARCH LICENSE AGREEMENT WITH MORPHOSYS AG (FRANKFURT STOCK EXCHANGE: MOR; PRIME STANDARD
SEGMENT). UNDER THE TERMS OF THE AGREEMENT, MORPHOSYS RECEIVES RIGHTS TO CRUCELL'S PER.C6(R) HUMAN CELL LINE TECHNOLOGY FOR USE IN ITS ANTIBODY RESEARCH PROGRAMS AS WELL AS AN OPTION TO A LICENSE FOR THE CLINICAL AND COMMERCIAL PRODUCTION OF ANTIBODIES.

"A key part of our strategy is to maintain technological leadership by incorporating the latest innovations in human as well as bacterial production systems into our platform," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

Under the terms of the agreement, Crucell and DSM Biologics will receive an upfront payment and annual maintenance fees. Further financial details were not disclosed.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, one in Groningen, the Netherlands (ca. 1,000 liters fermentor capacity and 6,000 m2 ) and one in Montreal, Quebec, Canada (ca. 6,500 liters fermentor capacity and presently 10,000 m2). DSM Biologics is a joint venture of DSM and Societe generale de financement du Quebec (SGF), an industrial and financial holding company, which carries out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Quebec. For more information, please visit www.dsmbiologics.com/.

ABOUT MORPHOSYS

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCALa) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Idec Inc. (Cambridge, Massachusetts/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern,
Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel/Switzerland), Novoplant GmbH (Gatersleben/Germany), Oridis Biomed GmbH (Graz/Austria), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.


For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications

Tel. +31 (0)71 524 8718

Fax.+31 (0)71 524 8935

e.goodwin@crucell.com

DSM Biologics
Marcel Lubben

Business Manager Licensing

Tel. + 31 (0)46 47 73343

Fax. + 31 (0)46 47 73179

marcel-m.lubben@dsm.com

MorphoSys
Dr. Claudia Gutjahr-Loser

Director Corporate Communications

Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com